UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Anheuser-Busch InBev SA/NV

(Exact name of registrant as specified in its charter)

Belgium	1-37911	None
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Brouwerijplein 1	3000 Leuven, Belgium
(Address of principal executive offices)	(Zip Code)

Jan Vandermeersch

Global Legal Director

Anheuser-Busch InBev SA/NV

+32 16 276 888

corporategovernance@ab-inbev.com

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-l under the Securities Exchange Act (17 CFR240.13p-l) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Anheuser-Busch InBev SA/NV (together with its consolidated subsidiaries, “AB InBev”, “Company”, “we” or “our”) hereby files this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934. Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Report, unless otherwise defined herein. A copy of this Form SD is also posted to the Company’s website at: https://www.ab-inbev.com/investors/results-center.

Following a review of its products and a survey of its suppliers, AB InBev has determined that it manufactures one product employing necessary conflict minerals within the scope of Form SD:

•

A line of glass bottles manufactured by an AB InBev subsidiary utilizes the coating Certincoat® TC100, which contains the conflict mineral tin necessary for its functionality. AB InBev is supplied Certincoat® TC100 by a single supplier.

Reasonable Country of Origin Inquiry

AB InBev first provided a detailed questionnaire to its supplier of Certincoat® TC100 to ascertain its diligence processes in sourcing the conflict mineral tin for fiscal year 2013. The supplier has provided AB InBev with a completed Conflict Minerals Reporting Template (“RMI Template”) for fiscal year 2025. The RMI Template is a template developed by the Responsible Minerals Initiative (“RMI”) in accordance with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. In its completed RMI Template, the supplier confirmed that it has received responses to its supply chain survey from 100% of its suppliers. The supplier compared the list of smelters in its supply chain with information provided by the RMI. The RMI, through its Responsible Minerals Assurance Process (“RMAP”), uses independent third-party audits to certify smelters and refiners that have systems in place to assure responsible mineral procurement. A list of smelters and refiners that are considered compliant with the RMAP assessment protocols, as determined by the RMI, is published on the RMI website. According to the supplier, all the parties providing replies confirmed that the tin sourced either (i) was not from the Democratic Republic of the Congo (“DRC”) or an adjoining country, (ii) came from recycled or scrap sources, or (iii) was sourced from smelters that were on the RMI’s RMAP conformant list. The supplier’s completed RMI Template identified twelve smelters in its supply chain from which the supplier obtained tin. According to the supplier’s completed RMI Template, some smelters indicated that they have feedstock that originates in the DRC or an adjoining country, however all such smelters appear on the RMI’s RMAP conformant list. There is no indication that any of the other smelters sourced tin from the DRC or an adjoining country.

The supplier has also established a responsible mineral sourcing policy, which requires that all tin consumed is from smelters that either (i) are on RMI’s RMAP conformant list at the time of smelting, (ii) are in the process of becoming RMI RMAP conformant, or (iii) have attested that their raw materials are derived from recycled or scrap sources rather than mined sources.

Based on the documentation it has received from its suppliers, AB InBev has no reason to believe that necessary conflict minerals it purchased from January 1, 2025 to December 31, 2025 triggered any additional filing requirements, and has concluded that its due diligence represents a good faith and reasonable effort to determine the origin of the tin used in its supply chain.

Item 1.02 Exhibit

N/A.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

N/A.

Section 3 – Exhibits

Item 3.01 Exhibits

N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV.
(Registrant)

By:	/s/ Jan Vandermeersch	Date: May 26, 2026

Jan Vandermeersch Global Legal Director Corporate

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